6255 Sunset Boulevard, Hollywood, CA 90028

April 12, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Frederick’s of Hollywood Group Inc.
Form 10-K for Fiscal Year Ended July 28, 2012
Filed: October 26, 2012
File No.: 001-05893

Dear Ms. Jenkins:

On behalf of Frederick’s of Hollywood Group Inc. (the “Company”), we acknowledge receipt of the letter, dated March 21, 2013 (the “Comment Letter”), from the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) regarding the above-captioned Annual Report on Form 10-K of Frederick’s of Hollywood Group Inc.

The Company is working to respond to the Comment Letter, but will require additional time to consider and respond to the Staff’s comments. Accordingly, we respectfully request an extension of time to respond to the Comment Letter to May 3, 2013.

We are grateful for the Staff’s assistance in this matter. If you have any questions, please do not hesitate to contact me at (212) 779-8300 or marci.frankenthaler@fredericks.com.

Very truly yours,

/s/ Marci J. Frankenthaler

Marci J. Frankenthaler
General Counsel

cc:	Thomas Lynch

Thomas Rende

Cindy Rosenberg